FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
5/31/02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON EC2M 7BA, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: 18 June 2002

Signed..
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: **18 June 2002** Print Name: **Judith Hanratty**

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Announcement dated 20 May, 2002 titled "BG and BP Agree Major North Sea Asset Exchange".

2. Announcement dated 21 May, 2002 titled "Director Shareholding".

3. Announcement dated 27 May, 2002 titled "Director Shareholding (Replacement)".

4. Announcement dated 31 May, 2002 titled "Director Shareholding".

Company	BG GROUP plc
Headline	ASSET SWAP
Released	11:09 20 May 2002
Number	1306W

BG Group plc
20 May 2002

BG AND BP AGREE MAJOR NORTH SEA ASSET EXCHANGE

BG Group and BP have signed an agreement involving the exchange of interests in several UKCS assets. The package includes producing fields, pre-sanction assets and exploration acreage. The exchange is subject to the usual DTI and co-venturer approvals, and completion is expected in the summer, with an economic effective date of 1 January 2002.

The agreement helps consolidate BG's UKCS asset base, and is believed by the company to be one of the largest asset exchanges in the recent history of the North Sea.

Under the arrangement, BG will acquire BP's entire interest in Elgin/Franklin (1.76% plus associated infrastructure), Neptune (18%), Atlantic (75%), plus a 14.7% interest in block 29/4d (Glenelg discovery), as well as exploration blocks 14/26b and 14/27a (both 41.67%), adjacent to Atlantic, and 29/4f (14.7%), near Glenelg. In exchange, BG will transfer to BP its entire interest in the Brae Area (7% average equity) and in exploration block 49/30a-N (50%), and will pay £21.5 million in cash.

Speaking today, Jon Wormley, BG Executive Vice President UK and Ireland, said:

"In concluding this complex and challenging transaction, BG and BP have achieved a formula that will greatly benefit both companies from a strategic as well as an operational viewpoint. It proves that determination, creative thinking and willingness to co-operate can lead to mutually advantageous swaps in the UKCS - even in mature basins."
"For BG, the swap brings considerable benefits and opportunities. We are consolidating our position in the BG-operated Neptune field, while increasing our interest in the Elgin and Franklin fields. We also gain further equity in the Glenelg field development, which is a satellite to Elgin/Franklin. The acquisition of Atlantic - which lies between the BG-operated Blake and our significant new "Buzzard" discovery – also means that, given the right investment climate, we have the opportunity of jointly operating an exciting new development in the Moray Firth."

Notes to Editors

BG will acquire from BP

- 1.76% of the Elgin/Franklin fields and infrastructure
- 18% of the Neptune gas field in the Southern North Sea
- 75% of the Atlantic discovery (Block 14/26a) in the Outer Moray Firth and 41.67% in Blocks 14/26b and 14/27a
- 14.7% of Blocks 29/4d (Glenelg discovery) and 29/4f

BP will acquire from BG

- 6.2% of East Brae and 7.7% of Brae South, Central, North and the Beinn field, located beneath Brae North
- 3.85% of the SAGE (Scottish Area Gas Evacuation) system which runs from the Beryl and East Brae platforms to the St Fergus terminal
- 1% of the Braemar discovery (in Blocks 16/3b and 16/3c)
- 50% of Block 49/30a-N near the Sean field in the Southern North Sea

BG Group's business is gas and oil exploration, and the development and supply of international gas markets. It is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it also operates the Blake, Armada and Easington Catchment Area fields. BG has interests in some 20 countries worldwide, including Bolivia, Kazakhstan, Egypt, India and Trinidad.

Enquiries

Media	Chris Carter	0118 929 2597
Robin O'Kelly	0118 929 3186	
Investor Relations	Chris Lloyd/Megan Watson/	
Brian McCleery	0118 929 3025	

APPENDIX 2

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	09:32 21 May 2002
Number	1884W

21 May 2002

Director Shareholding

Letter to RNS

We write to notify you that we were advised on 14 May 2002 by Mr R.F.Chase, a Director of BP p.l.c. that on the same day he sold 200,000 BP Ordinary shares registered in his own name @ £6.05 per share.

From Jennifer Bowes
Company Secretary's Office
BP P.l.c.

Company	BP PLC
TIDM	BP.
Headline	Director Shrhldg-Replacement
Released	08:42 28 May 2002
Number	4886W

27 May 2002

Director Shareholding (Replacement)

The issuer has made the following amendment to the Director Shareholding announcement released on 23 May 2002 at 14:53 under RNS No 3421W.

Dr J.G.S. Buchanan, Mr R.F. Chase and Mr R.L. Olver each received 66 BP Ordinary shares on 15 May 2002 @ £5.87 per share, rather than 63 shares each as originally notified.

All other details remain unchanged.

The full corrected version is shown below.

Letter to: RNS PLC

We write to notify you that we were advised today by Computershare Plan Managers that on 15 May 2002 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ £5.87 per share through participation in the BP ShareMatchUK Plan:-

Dr J.G.S. Buchanan	66 shares
Mr R.F. Chase	66 shares
Mr R.L. Olver	66 shares

Appendix 4

Company	BP PLC
TIDM	BP.
Headline	Director Shareholding
Released	11:28 31 May 2002
Number	7137W

31 May 2002

Director Shareholding

Letter to RNS

We have today been advised by Dr J.G.S. Buchanan, a Director of BP p.l.c., that he has disposed of an interest in 2,000 BP Ordinary shares by way of gifts to family members of 1,000 shares registered in his own name and 1,000 shares held by his wife, the disposals vesting on 27 May 2002.

Letter from BP p.l.c.